ATS To Acquire Laboratory Solutions Provider Heidolph Group
08/07/2024

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) a leading automation solutions provider, today announced it has entered into a definitive agreement to acquire all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH (together “Heidolph”), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, subject to closing conditions in the agreement.

“With a comprehensive product range and a strong reputation established over 80 years, Heidolph will be a strong addition to our ATS Life Sciences business,” said Andrew Hider, Chief Executive Officer of ATS Corporation. “As we continue to grow our presence in regulated markets, Heidolph will bolster our solution set to customers in all stages of their operations.”

Founded in 1938 and headquartered in Schwabach, Germany, Heidolph is a leading global manufacturer and distributor of equipment for evaporation, stirring, automation, shaking and mixing, liquid handling, and other crucial laboratory solutions. These adjacent strategic capabilities will complement ATS businesses, in particular ATS Scientific Products and Avidity Science, and allow ATS to offer comprehensive laboratory solutions. In addition to laboratory equipment, Heidolph also offers software solutions for laboratory workflow automation and data documentation. In its fiscal year ended March 31, 2024, Heidolph generated revenues of approximately €50 million and gross margins accretive to ATS’ current gross margins, with a significant presence in Europe and Asia. Heidolph employs over 200 individuals in facilities in Germany, the United States, South Korea, and China.

“As we continue to expand our value proposition for customers in the life sciences market, the addition of Heidolph will strengthen our portfolio of offerings,” added Prakash ‘Cash’ Mahesh, Group Executive for ATS Life Sciences. “Furthermore, its strong reputation, brand recognition, and strategic location on three continents will broaden our reach while also expanding our customer base in key life sciences segments, from initial research and development right through to commercialization.”

The purchase price represented a valuation multiple accretive to ATS’ current trading multiple, however specific financial terms of the transaction were not disclosed. The transaction is expected to close in the third calendar quarter of 2024. ATS plans to fund the acquisition with cash and by drawing on its revolving credit facility.
About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

Forward-looking Statements
This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the strength of the addition to the Life Sciences (“LS”) business; the growth of the Company’s presence in regulated markets and the impact on solutions offered; the adjacency of Heidolph’s strategic capabilities and their ability to complement ATS’ business and the solutions offered; the expansion of the Company’s value proposition and the impact on its portfolio of offerings; the expansion of the Company’s reach and growth of its customer base; the completion of the acquisition of Heidolph; and the manner of funding of the acquisition.
Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; the consequences of activist initiatives on business performance, results, or share price; the impact of analyst reports on price and trading volume of ATS’ shares; that the transaction does not strengthen the LS business; that the Company does not grow or bolster its solutions to customers;

that Heidolph’s capabilities fail to complement ATS’ business as expected; that the expected expansion of ATS’ value proposition or portfolio of offerings is not realized; that the Company’s reach or customer base are not expanded as expected; that closing is delayed or prohibited as a result of the inability to complete closing conditions; that the transaction is not funded as expected; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.
Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; the closing of the acquisition substantially in accordance with the expected timing; the ability to successfully integrate the acquisition; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.
Forward-looking statements included in this press release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation